EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 21st day of September, 2021, by and among The Optima Dynamic Alternatives Fund, a Delaware statutory trust (the "Fund"), and Optima Asset Management LLC, an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended ("Optima").

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, management investment company;

WHEREAS, Optima acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated as of September 21, 2021 (the “Investment Management Agreement”), pursuant to which it is paid an investment management fee (the “Investment Management Fee”);

NOW, THEREFORE, in consideration of the Fund engaging Optima pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1         Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Confidential Private Placement Memorandum as currently in effect.

2.        Optima agrees to waive the Investment Management Fee and other fees payable to it by the Fund, and to pay or absorb expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Founders Class of Shares in the Fund (excluding taxes, interest expense, sales charges and other brokerage commissions, other transaction related expenses, acquired fund fees and expenses, Incentive Fees, Distribution and Servicing Fees, expenses incurred in connection with any merger or reorganization and extraordinary expenses of the Fund) will not exceed 1.00% of the net assets of the Fund on an annualized basis (the “Expense Limitation”).

3.        This Agreement will have an initial term ending one (1) year from the date of commencement of the Fund’s operations, and during such initial term neither Optima nor the Fund may terminate this Agreement. This Agreement will automatically renew for consecutive one-year terms thereafter so long as Optima or an Affiliate thereof acts as investment manager or servicing agent of the Fund. Subject to the initial sentence of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.

4.        The Fund agrees to carry forward, for a period not to exceed (3) three years from the date on which a Waiver is made by Optima, all fees and expenses in excess of the Expense Limitation that have been waived, paid or absorbed by Optima, and to repay Optima such amounts, provided the Fund is able to effect such repayment without causing the Fund’s expense ratio (after the repayment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the repayment. To the extent that such repayment is due, it shall be made as promptly as possible, in conjunction with the next succeeding payment of Investment Management Fee to Optima. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

5.        If this Agreement is terminated by the Fund, the Fund agrees to repay to Optima any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Optima not later than (3) three years from the date on which a Waiver was made by Optima (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such repayment without causing the Fund’s expense ratio (after the repayment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the repayment. If this Agreement is terminated by Optima, the Fund agrees to repay to Optima any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Optima not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such repayment without causing the Fund’s expense ratio (after the repayment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the repayment.

6.        This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

7.        This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

THE OPTIMA DYNAMIC ALTERNATIVES FUND

/s/ Geoffrey Lewis
By: Geoffrey Lewis
Title: President

OPTIMA ASSET MANAGEMENT LLC

/s/ Kathleen Keating
By: Kathleen Keating
Title: General Counsel & Chief Compliance Officer